July 25, 2008

Via EDGAR

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services United States Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

Dear Ms. Jenkins:

Re:	Asia Interactive Media Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2008 Filed May 15, 2008
File No. 000-49768

We are counsel for the Company. In response to your comment letter dated July 3, 2008 please find enclosed three redlined copies of the Company’s Form 10-K/A for the Fiscal Year Ended December 31, 2007 and Form 10-Q/A for the Fiscal Quarter Ended March 31, 2008. We also enclose three copies of the Company’s statement regarding the accuracy and adequacy of its disclosure.

The Company responds to your comments in turn and has amended its disclosure as follows:

Form 10-K for the Year Ended December 31, 2007

Item 9 – Changes in and Disagreements with Accountants, page 13

1. It appears you have changed independent accounts from George Stewart, CPA to Thomas J. Harris, CPA between the fiscal years ended December 31, 2005 and 2006. Please revise to provide all disclosures required by
Item 304 of Regulation S-K and file an Item 4.01 Form 8-K immediately disclosing this change in accountants.

Response: The Company has revised its disclosure in Item 9 of the Form 10K/A and filed an Item 4.01 Form 8-K disclosing the change in accountants. The following paragraphs have been revised and now read:

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Thomas J. Harris, Certified Public Accountant, of 3901 Stone Way N., Suite 202, Seattle, Washington 98103, serves as our independent registered public accountant for the fiscal years ended December 31, 2006 and 2007. Our audited financial statements for the fiscal years ended December 31, 2007 and 2006 have been included in this annual report in reliance upon Thomas J. Harris as an expert in accounting and auditing. We have had no disagreements with our current accountant, Thomas J. Harris.

George Stewart, Certified Public Accountant, of 2301 South Jackson Street, Suite 101-G Seattle, Washington 98144, served as our independent registered public accountant for the fiscal years ended December 31, 2005 and 2004.

On February 26, 2007, we dismissed George Stewart as our independent registered public accountant. During the fiscal years ended December 31, 2005 and 2004 and the subsequent interim period through February 26, 2007 (date of dismissal), there were no disagreements with George Stewart on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved, to the satisfaction of George Stewart, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

Item 9A – Controls and Procedures, page 13

2.	We note that you have not provided the information required by Item 307 of Regulation S-K. Please revise and provide the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007, based on your evaluation of these controls and procedures.

Response: The Company has added the information required by Item 307 of Regulation S-K. The following paragraphs have been added to Item 9A of the Form 10-K/A:

 Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on this evaluation, our management has concluded that our disclosure controls and procedures adequately ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The evaluation of our disclosure controls and procedures did not identify any change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2007 that has materially affected or is reasonably likely to materially affect our internal control over such reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, or use or disposition of the registrant's assets that could have a material effect on the financial statements.

Report of Independent Registered Public Accounting Firm, F-1

3. Please advise your independent accountant to revise their report to indicate their audit was conducted in accordance with the standards of Public Company Accounting Oversight Board (United States) as discussed in PCAOB Auditing Standard One.

Response: The independent accountant of the Company has updated the report as requested.

4. Financial Statements that are audited for the periods required by Article 8-02 of Regulation S-X must be covered by an audit report that specifically addresses the scope and opinion rendered based on the audit of those financial statements. Please direct your independent accountant to revise the scope and opinion paragraphs of their audit report to include the balance sheet at December 31, 2006 and the results of operations and cash flows for the year ended December 31, 2006 and the cumulative period from February 9, 2000 (inception) to December 31, 2007.

Response: The independent accountant of the Company has updated the report as requested.

Section 302 Certification

5.	We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f)

Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included Please revise your certification to address each of the matters noted above.

Response: Ken Ng, Chief Executive Officer and Chief Financial Officer of the Company, has updated the certificates as requested.

Form 10-Q for the Quarter Ended March 31, 2008

6. Please revise your Form 10-Q, as necessary, to address the above comments on the Form 10-K. Specifically, note the comment related to disclosures required by Item 307 of Regulation S-K.

Response: The Company has revised its disclosure in the Form 10-Q/A to address the above mentioned comments.

Financial Statements

Note to Financial Statements

7. Please include an affirmative statement to the effect that your interim financial statements include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Article 8-03 of Regulation S-X for guidance.

Response: The following paragraph has been inserted into Note 2(a) of the financial statements of the 10-Q/A to address this comment:

The financial statements included herein are unaudited; however, they contain all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly the Company’s consolidated financial position at March 31, 2008 and December 31, 2007, and the consolidated results of its operations and consolidated cash flows for the three months ended March 31, 2008 and 2007. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for future quarters or the full year.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

     • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Response: The Company has provided a written acknowledgment of the foregoing statements.

Yours truly,

BACCHUS CORPORATE AND SECURITIES LAW

Per: /s/ Penny Green
Penny Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC